UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SIZMEK INC.

(Name of Subject Company)

SIZMEK INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

83013P105

(CUSIP Number of Class of Securities)

Neil H. Nguyen

President and Chief Executive Officer

Sizmek Inc.

500 W. 5th Street, Suite 900

Austin, TX 78701

(512) 469-5900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William P. O’Neill

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004

(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Sizmek Inc., a Delaware corporation (the “Company,” “we,” “us,” “our,” or “Sizmek”). The address of the Company’s principal executive office is 500 W. 5th St., Suite 900, Austin, TX 78701. The telephone number of the Company’s principal executive office is (512) 469-5900.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (“Company Common Stock”). As of August 12, 2016, there were 29,148,055 shares of Company Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Solomon Holding, LLC (“Parent”), a Delaware limited liability company, and Solomon Merger Subsidiary, Inc. (“Merger Subsidiary” or “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, to purchase any and all of the outstanding shares (the “Shares”) of Company Common Stock at a price of $3.90 per Share (the “Offer Price”), payable net to the sellers thereof in cash, without interest, subject to any deduction or withholding of taxes required by applicable laws, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Merger Subsidiary and Parent with the Securities and Exchange Commission (the “SEC”) on August 29, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

Parent and Merger Subsidiary are affiliates of Vector Capital IV, L.P., Vector Capital International, L.P. and Vector Entrepreneur Fund III, L.P.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 3, 2016, by and among, Parent, Merger Subsidiary and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, following the consummation of the Offer, and subject to the conditions set forth in the Merger Agreement, Merger Subsidiary will be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation. The Merger shall be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), without a vote of the stockholders of the Company, and subject to the terms and conditions contained in the Merger Agreement. The parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer.

At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held by Parent or any of its Subsidiaries, including Merger Subsidiary, or in the treasury of the Company, or Shares held by stockholders who are entitled to exercise, and properly exercise, appraisal rights with respect to such Shares pursuant to, and who comply in all respects with, the provisions of Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), subject to any deduction or withholding of taxes required by applicable laws.

Merger Subsidiary’s obligation to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer is subject to certain conditions including: (i) that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer, together with the Shares then owned by Parent, and/or Merger Subsidiary and any other Subsidiaries of Parent, collectively represents at least a majority of the Shares outstanding, (ii) the expiration or termination of any waiting period (and extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) or under laws analogous to the HSR Act existing in foreign jurisdictions in which the Company has annual revenues or assets in excess of $10,000,000, (iii) the absence of any law, judgment, injunction, order or decree by any governmental authority that would make illegal or otherwise prohibit the Offer or the Merger or restrains or prohibits Parent or Merger Subsidiary from exercising full rights of ownership in the Shares purchased pursuant to the Offer, (iv) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary exceptions, (v) the Company’s material compliance with its covenants contained in the Merger Agreement, (vi) that a Material Adverse Effect (as defined in the Merger Agreement) shall not have occurred, (vii) that less than 10.0% of the outstanding Shares (other than the Shares beneficially owned by Meruelo Investment Partners LLC and certain of its affiliates) have perfected and not withdrawn a demand for appraisal rights, (viii) the Company having the minimum Cash on Hand (as defined in the Merger Agreement), and (ix) other customary conditions. Neither the consummation of the Offer nor the Merger is subject to a financing condition.

The Merger Agreement contains representations, warranties and covenants of the parties as customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business in the ordinary course consistent with past practices through the Effective Time. The Merger Agreement contains a “go-shop” provision pursuant to which the Company retains the right to solicit, receive, evaluate, encourage and engage in discussions and negotiations with respect to alternative acquisition proposals from third parties through the 30th calendar day after the date of the Merger Agreement. The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement in connection with a competing acquisition proposal and in other certain specified circumstances, the Company may be required to pay Parent a termination fee of 3.50% of equity value, or approximately $4.25 million.

The Merger Agreement provides that, effective as of immediately prior to the Effective Time, each outstanding Company option to purchase Shares (a “Company Option”) issued under the Sizmek Inc. 2014 Incentive Award Plan (as amended and restated, the “Company Stock Plan”) that is unexercised (i) shall vest in full, and (ii) by virtue of the Merger and without any action on the part of any holder of any Company Option, shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such Company Option immediately prior to the Effective Time and (b) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option, subject to any applicable withholding or other taxes required by applicable law to be withheld in accordance with the Merger Agreement. The Merger Agreement also provides that, immediately prior to the Effective Time, each outstanding restricted stock unit (a “Company RSU”) granted under the Company Stock Plan (i) shall automatically become fully vested and the restrictions thereon shall lapse, and (ii) by virtue of the Merger and without any action on the part of any holder of any Company RSU, shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such Company RSU immediately prior to the Effective Time and (b) the Merger Consideration. Pursuant to the Merger Agreement, any outstanding award under the Company Stock Plan that is subject to vesting or other lapse restrictions and provides for payment with respect to a target dollar value at a future date in the form of Shares,

Company RSUs or a combination thereof, will automatically terminate and be cancelled without payment of any consideration to the holder thereof by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Subsidiary, the Company or the holders thereof.

The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading “The Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is at 12:00 midnight, New York City time, at the end of September 26, 2016, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

The Merger Agreement has been approved by the boards of directors of Parent, Merger Sub and the Company, and the Board of Directors of the Company (the “Board”) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders, and recommended that stockholders of the Company accept the Offer and tender their Shares to Merger Subsidiary pursuant to the Offer.

Parent has formed Merger Subsidiary for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that the principal executive offices of Parent and Merger Subsidiary are located at c/o Vector Capital Management, L.P., One Market Street, Steuart Tower, 23rd Floor, San Francisco, California, 94105. The telephone number at this location is 415-293-5000.

The Company has made information relating to the Offer available online at www.sizmek.com and the Company has filed this Schedule 14D-9 and Merger Subsidiary and Parent have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, to the knowledge of the Company as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and are also qualified in important part by confidential disclosure schedules delivered by the Company to Parent in connection with the Merger Agreement. Investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On March 23, 2016, the Company and Vector Capital Management, L.P., entered into a mutual non-disclosure agreement (the “Confidentiality Agreement”), pursuant to which, among other things, each party agreed, subject to certain exceptions, to keep confidential certain non-public information about the other party in connection with the consideration of a possible negotiated strategic transaction between the parties.

Limited Guarantee

On August 3, 2016, Vector Capital IV, L.P. (“Vector”) entered into a Limited Guarantee (the “Guarantee”) with the Company pursuant to which, among other things, Vector has absolutely, irrevocably and unconditionally agreed to guarantee, subject to the terms and conditions set forth in the Guarantee, the obligations of Parent and Merger Subsidiary to make payments required to be made by Parent and Merger Subsidiary under the Merger Agreement, up to a maximum amount equal to $16 million.

The foregoing description of the Guarantee does not purport to be complete and is qualified in its entirety by reference to the Guarantee, which is filed as Exhibit e(4) hereto and is incorporated herein by reference.

Equity Commitment Letter

On August 3, 2016, Vector and Parent entered into an equity commitment letter (the “Equity Commitment Letter”) pursuant to which Vector has committed to contribute to Parent, immediately prior to the earlier of the closing of the Offer or the closing of the Merger, $122.6 million less Cash on Hand after deducting the Pointroll Payment (as defined in the Merger Agreement) in cash in immediately available funds to be used solely for the purposes of payment of the Offer Price and the Merger Consideration, pursuant to and in accordance with the terms of the Merger Agreement and subject to customary exceptions.

The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit e(5) hereto and is incorporated herein by reference.

Tender and Voting Agreements

Concurrently with the execution of the Merger Agreement, certain beneficial owners of Company Common Stock, including the Company’s President and Chief Executive Officer, entered into Tender and Voting Agreements (the “Tender Agreements”) with Parent and Merger Subsidiary pursuant to which such parties agreed, among other things, to tender shares of Company Common Stock held by them and certain of their affiliates in the Offer and, if necessary, to vote in favor of the Merger and any other matter contemplated by the Merger Agreement, upon the terms and subject to the conditions of such agreements. The shares subject to the Tender Agreements comprise approximately 13.7% of the outstanding shares of Company Common Stock. The Tender Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or the occurrence of an Adverse Recommendation Change (as defined in the Merger Agreement).

The foregoing description of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements, which are filed as Exhibits e(6)—e(8) hereto and are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and directors may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of August 17, 2016, the directors and executive officers of the Company and their affiliates beneficially owned an aggregate of 4,132,430 Shares, which, for purposes of this subsection, excludes any Shares issuable upon exercise or settlement of Company Options and Company RSUs (each as defined above) held by such individuals. If the directors and executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Subsidiary, the directors and executive officers and their affiliates would receive an aggregate of approximately $16.1 million in cash. For a description of the treatment of Company Options and Company RSUs held by the directors and executive officers of the Company, see below under the heading “—Merger Agreement—Effect of the Merger on Stock Awards.”

The following table sets forth, as of August 17, 2016, the cash consideration that each executive officer and director and his affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him or it (excluding Shares underlying Company Options and Company RSUs), assuming such individual or his affiliate were to tender all of his or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Executive Officers
Neil Nguyen	782,854	$3,053,131
Ken Saunders	26,543	$103,518

Non-Employee Directors
Scott K. Ginsburg (1)	3,208,476	$12,513,056
Xavier A. Gutierrez	15,938	$62,158
John R. Harris	43,558	$169,876
Adam Klein	15,928	$62,119
Cecil H. Moore Jr.	23,205	$90,500
Stephen E. Recht	15,928	$62,119

Total	4,132,430	$16,116,477

(1)	Includes 2,905,964 Shares held of record by Scott K. Ginsburg, 1,660 Shares held as parent/guardian of minors and 300,852 Shares held in the name of Moon Doggie Family Partnership, L.P. (Scott K. Ginsburg is the sole general partner of Moon Doggie Family Partnership, L.P.).

Merger Agreement

Effect of the Merger on Stock Awards

Stock Options

Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised (i) shall vest in full and (ii) by virtue of the Merger and without any action on the part of any holder of any Company Option, shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such Company Option immediately prior to the Effective Time and (b) the excess, if any, of the Offer Price less the exercise price per Share of such Company Option, subject to any applicable withholding or other taxes required by applicable law to be withheld in accordance with the Merger Agreement.

The table below sets forth information regarding the Company Options held by each of the Company’s executive officers and directors as of August 17, 2016. The value of the outstanding Company Options held by each of the Company’s executive officers and directors is zero, as the exercise prices of the outstanding Company Options held by each executive officer exceed the Offer Price.

Name	Number of Vested Company Options	Value of Vested Company Options	Number of Unvested Company Options	Value of Unvested Company Options	Total Value of Vested and Unvested Company Options
Executive Officers
Neil Nguyen	65,621	$0	72,736	$0	$0
Ken Saunders	29,509	$0	39,696	$0	$0

Non-Employee Directors
Scott K. Ginsburg	0	$0	0	$0	$0
Xavier A. Gutierrez	0	$0	0	$0	$0
John R. Harris	0	$0	0	$0	$0
Adam Klein	0	$0	0	$0	$0
Cecil H. Moore Jr.	0	$0	0	$0	$0
Stephen E. Recht	0	$0	0	$0	$0

Restricted Stock Units

Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each Company RSU that is outstanding (i) shall automatically become fully vested and the restrictions thereon shall lapse and (ii) by virtue of the Merger and without any action on the part of any holder of any Company RSU, shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (b) the Offer Price, subject to any applicable withholding or other taxes required by applicable law.

The table below sets forth information regarding the Company RSUs held by each of the Company’s executive officers and directors as of August 17, 2016 (and, with respect to Company RSUs that vest in whole or in part on the basis of achievement of performance goals, the number of Company RSUs that would vest at 100% of targeted performance is reflected).

Name	Number of Company RSUs Held	Value of Company RSUs
Executive Officers
Neil Nguyen	523,542	$2,041,814
Ken Saunders	339,396	$1,323,644

Non-Employee Directors
Scott K. Ginsburg	35,604	$138,856
Xavier A. Gutierrez	46,052	$179,603
John R. Harris	66,074	$257,689
Adam Klein	46,052	$179,603
Cecil H. Moore Jr.	61,980	$241,722
Stephen E. Recht	46,052	$179,603

Long-Term Overachievement Awards

Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each award under the Company Stock Plan (other than a Company Option or a Company RSU) that is subject to vesting or other lapse restrictions and provides for payment with respect to a target dollar value at a future date in the form of one (1) or more shares of Shares, one (1) or more Company RSUs (as defined below), or a combination thereof (“Company Long-Term Overachievement Award”) that is outstanding will automatically terminate and be cancelled without payment of any consideration to the holder thereof by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Subsidiary, the Company or the holders thereof.

Continuing Employees

The Merger Agreement provides that for a period of one year following the Effective Time, each employee of the Company and any of its subsidiaries who, as of the closing date of the Merger (the “Closing”), continues to be employed with the Company or any of its subsidiaries (each, a “Continuing Employee”), will receive severance benefits and protections that are materially no less favorable than the severance benefits and protections that were provided to such Continuing Employee under an applicable benefit plan in effect as of the date of the Merger Agreement. The Merger Agreement also provides that from and after the Closing, Parent will provide, or will cause the surviving corporation or any of its subsidiaries to provide, each Continuing Employee with full credit for each Continuing Employee’s length of service with the Company and its subsidiaries (and their predecessors) for eligibility and vesting purposes (other than vesting of any future equity awards) and for purposes of determining future vacation accruals or severance amounts under each plan, program, policy or arrangement of Parent and its affiliates to the same extent that such service was recognized under a similar plan, program, policy or arrangement of the Company or any of its subsidiaries as of Closing, provided that such prior service credit shall not be required to the extent that it results in a duplication of benefits.

The Merger Agreement also provides that Parent will use commercially reasonable efforts to cause each benefit plan of the Parent and its affiliates, for purposes of each plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, to (i) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements, other than limitations that were in effect with respect to such Continuing Employee as of immediately prior to the

Acceptance Time under the corresponding benefit plan, (ii) honor any payments, charges and expenses of such Continuing Employee (and his or her eligible dependents) that were applied toward the deductible, out-of-pocket maximums and co-payments under an benefit plan in satisfying any applicable deductibles, out-of-pocket maximums and co-payments under the corresponding Parent welfare benefit plan during the same plan year in which the Acceptance Time occurs and in which such payments, charges and expenses were made, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such Continuing Employee following the Acceptance Time to the extent that such Continuing Employee had satisfied any similar limitation under the corresponding employee plan.

Other Compensatory Arrangements with Executive Officers and Directors

Employment Agreements with Executive Officers

The Company is party to employment agreements with each of its executive officers, which address its executive officers’ duties and responsibilities and specify the amounts payable to such executive officers in connection with certain terminations or change in control events. Except as provided below, all of the employment agreements with the Company’s executive officers contain substantially similar terms. Pursuant to their respective employment agreements, Mr. Nguyen is entitled to receive an annual base salary of $500,000 and Mr. Saunders is entitled to receive an annual base salary of $350,000, which amounts are subject to increase each year at the discretion of the Board or the Compensation Committee of the Board (the “Compensation Committee”). Each of the executive officers is eligible to participate in any management incentive compensation plan adopted by the Company or such other bonus plan as the Board or its compensation committee may approve. Mr. Nguyen is eligible for a target incentive equal to 100% of his annual base salary while Mr. Saunders is eligible for a target incentive equal to 50% of his annual base salary.

Pursuant to the terms of the employment agreements, if an executive is terminated without “cause” or resigns for “good reason” (as such terms are defined below), he will be entitled to 12 months’ base salary, plus his target annual incentive for the year in which such termination occurs (which annual incentive shall be prorated for Mr. Saunders), payable in a lump sum 60 days following his date of termination. In addition, in the event the executive’s termination without cause or resignation for good reason occurs following a change in control, all of the executive’s long-term incentive awards will vest on the date of termination. The employment agreements do not require the executive to seek other employment to mitigate severance and any income earned from future employment does not reduce the foregoing amounts.

In the event of the executive’s termination of employment by reason of his death or disability, the executive (or his estate, if applicable) will be entitled to receive the annual incentive which he would have been entitled to receive had he remained employed by the Company for the entire year during which his termination occurs. Such annual incentive shall be determined by the Compensation Committee based on the Company’s performance for such year and in accordance with the terms of the applicable incentive program for such year, payable in a lump sum payment on the date on which annual incentives for the year in which his termination occurs are paid to the Company’s executive officers generally, but in all events by March 15 of the year following the year in which the termination occurs. In addition, except as otherwise provided in an award agreement evidencing a long-term incentive award, in the event of the executive’s termination of employment by reason of his death or disability, (i) all of the executive’s long-term incentive awards subject to time-based vesting shall vest in full on the date of termination, and (ii) with respect to each long-term incentive award subject to performance-based vesting, the executive (or his estate, if applicable) shall remain eligible to vest in such portion of the performance award as is attributable to the performance period(s) then-underway at the time of termination (and which are scheduled to terminate on or before the December 31 following the date of termination) based on actual performance relative to the performance goals applicable to such performance period(s), which vesting and, if applicable, settlement shall be effective on the last day of the current performance period (or such other vesting and, if applicable, settlement date as may be provided in the agreement evidencing the performance award, but in no event later than March 15 of the calendar year following the year in which the date of termination occurs).

If the executive is terminated by the Company for “cause” or resigns without “good reason,” he shall not be entitled to further compensation other than accrued obligations.

For purposes of the employment agreements, “good reason” includes the assignment of duties inconsistent with the executive’s title, a material reduction in base salary or target incentive, the relocation of the Company’s principal office by more than twenty miles or the transfer to an office other than the executive’s then-current principal office, or a material breach of the employment agreement by the Company. For purposes of the employment agreements, “cause” includes conviction of, or a plea of guilty or nolo contendere by the executive to, a non-motor vehicle felony or certain criminal conduct against the Company, habitual neglect of, or failure to perform his duties to, the Company or any material breach of the employment agreement by the executive.

The employment agreements do not provide for any type of tax “gross up” or similar reimbursement obligation by the Company in respect of “golden parachute” or any other taxes to which any of the executive officers may become subject. The employment agreements also contain standard confidentiality, non-competition and non-solicitation covenants.

The foregoing descriptions of the employment agreements do not purport to be complete and are qualified in their entirety by reference to the agreements filed as Exhibits (e)(9) through (e)(15) to this Schedule 14D-9, which are incorporated herein by reference. Please also see the description of certain severance payments and benefits below in Item 8 under the heading “Additional Information—Named Executive Officer Golden Parachute Compensation.”

Director Compensation

Mr. Nguyen is not paid any fees or other compensation for services as a member of the Board or on any committee thereof.

Pursuant to the Company’s director compensation policy, each non-employee director receives an annual cash retainer of $30,000. The independent chairman of the Board also receives an additional annual retainer of $70,000 ($20,000 in cash, and a Company RSU award for a number of shares determined by dividing $50,000 by the trailing 30-trading day volume weighted average price of the Company’s Shares as reported on the NASDAQ Global Select Market).

In addition, the chairman of each committee receives an additional annual cash retainer as follows: Audit Committee Chairman, $20,000; Compensation Committee Chairman, $15,000; and Nominating Committee Chairman, $10,000. Members of any committee who do not serve as chairman of such committee receive an additional retainer of $5,000 per committee. Fees are not paid based on the number of meetings held or attended. The Company also reimburses expenses incurred in attending meetings.

Each non-employee director also receives an annual Company RSU award with respect to a number of Shares determined by dividing $115,000 by the trailing 30-trading day volume weighted average price of the Company’s Shares as reported on the NASDAQ Global Select Market. These annual awards will vest on the first anniversary of the date of grant. In addition, all of these awards will vest in the event of a change of control.

Each member of the Strategy Committee of the Board and the Transaction Committee of the Board will receive an additional cash payment of $25,000 per committee in recognition of their service.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its Amended and Restated Certificate of Incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in its Second Amended and Restated Bylaws (the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to directors and officers to the fullest extent permitted by the DGCL, as it presently exists or may in the future be amended, and to the extent authorized by the Bylaws. The Company has also included in its Bylaws a provision that permits the Company, at the discretion of the Board, to provide the foregoing indemnification to any non-officer employees or agents of the Company to the fullest extent authorized by the DGCL, as it presently exists or may in the future be amended. In addition, pursuant to its Bylaws, the Company is required to advance expenses incurred by or on behalf of any officer or director in connection with any such proceeding upon a receipt of a written request and an undertaking by or on behalf of such officer or director to repay the amount so advanced if it shall ultimately be determined that such director is not entitled to be indemnified by the Company against such expenses. With respect to non-officer employees and agents of the Company, the Bylaws provide that the advancement of expenses incurred by or on behalf of any non-officer employees or agent in connection with any such proceeding is at the Board’s discretion.

Pursuant to authorization by the Board, the Company has entered into indemnity agreements (“Indemnity Agreements”) with each of its directors and certain of its officers that provide greater protection than that which is provided by the Company’s Charter and Bylaws. These Indemnity Agreements generally require the Company, among other things, to indemnify such officers and directors against liabilities that may arise by reason of their status or service as directors or officers if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. These Indemnity Agreements also generally require the Company to advance certain expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

The foregoing summary of the Indemnity Agreements is qualified in its entirety by reference to the Indemnity Agreements, the form of which is filed as Exhibit (e)(3) hereto, and is incorporated herein by reference.

The Merger Agreement provides for indemnification and insurance rights in favor of the Company’s current and former directors and officers (the “Indemnified Persons”). Parent will ensure that, for a period of six years after the Effective Time, the certificates of incorporation or bylaws of the surviving corporation (or any successor to the business of the surviving corporation) contain provisions with respect to elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

For a period of six years after the Effective Time, the surviving corporation will indemnify and hold harmless each Indemnified Person, to the extent permitted by Delaware law or as provided under the certificate of incorporation and bylaws in effect on the date of the Merger Agreement, in respect of acts or omissions occurring at or prior to the Effective Time (but subject to any limitations imposed by applicable law).

Prior to the Effective Time, the Company will or, if it cannot, Parent shall cause the surviving corporation to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”) for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to the time at or prior to the Effective Time. The policy must be obtained from an insurer of the same or better credit rating and on terms no less favorable with respect to coverage and amounts than those of the Company’s existing policies, covering matters claimed against a director or officer of the Company by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions contemplated thereby). The Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy, provided that the cost of such policy does not exceed 300% of the amount paid by the Company for its current D&O Insurance in the past full fiscal year. If the Company or the surviving corporation fails to obtain such tail policy, the surviving corporation will, and Parent will cause the surviving corporation to, continue in effect for at least six years the D&O Insurance currently in effect, on similar terms with respect to coverage and amounts and with the same insurer currently providing D&O Insurance to the Company or an insurer with the same or better credit rating. Parent and the surviving corporation are obligated to ensure that any successor entity or transferee of all or substantially all of the assets of the Company maintains the obligations with respect to D&O insurance and indemnification for a period of six years after the effective date of the Merger.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting duly called and held, by a majority vote with one director, Xavier Gutierrez, dissenting, the Board (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) recommended that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Board’s recommendation is filed as Exhibit (a)(2)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Board’s Recommendation.

Background of the Offer

We are a Delaware corporation formed in late 2013 to operate as the online segment of Digital Generation, Inc. (“DG”), a leading global television and online advertising management and distribution platform. Following an agreement by DG to sell its television and radio distribution network, we were spun out of DG on February 4, 2014 and our stock commenced trading on the NASDAQ Global Select Market on February 7, 2014. Since that time the Board and management have focused on developing a fully integrated, independent online ad campaign management and distribution platform serving publishers, advertisers and advertising agencies along with value added services and data analytics. Our Sizmek MDX platform assists the advertising community to better focus their online ad deliveries across multiple devices and to targeted audiences. Because our customers are served by extremely large, well-capitalized and technologically savvy companies such as Google and Facebook, and there are numerous competitors offering point solutions as alternatives to an integrated platform, our Board has continuously evaluated the strategic options and opportunities given our small scale and limited capital resources.

At the time of our spin-off from DG our balance sheet reflected substantial goodwill and other intangible assets from four acquisitions by DG during 2011 through 2013 to build its online advertising business. At

September 30, 2014 we wrote off approximately $98.2 million, and at December 31, 2015 we wrote off an additional $111.6 million, of goodwill and related intangible assets due to a significant decline in our market capitalization following our spin-off, the history of our operating results and our forecasts for future revenues and cash flows.

Since at least mid-2014, we have had discussions with several advertising technology (or “Ad Tech”) firms (approximately our size or smaller in terms of revenue) concerning partnering arrangements, technology joint ventures and possible business combinations. None of these discussions have led to definitive proposals to acquire or combine with the Company.

We have invested approximately $36 million in four acquisitions intended to enhance our platform development and to generate additional revenue. These acquisitions have helped us sustain our revenues as deliveries of flash-based rich media ads to desktop devices have declined significantly since early 2012. We have also spent approximately $9.3 million in repurchasing our shares in the open market.

On January 20, 2015, Sizmek entered into a non-disclosure agreement with a large Japanese internet company to discuss the potential acquisition of Sizmek. The non-disclosure agreement included an 18 month stand-still provision. Over the next few months, management provided preliminary due diligence materials to this firm and conducted several management presentations. On March 3, 2015, Sizmek was contacted by Goldman, Sachs & Co. (“Goldman Sachs”), which was representing the potential buyer, and on March 13, 2015 we received a preliminary proposal from the Japanese firm to acquire the Company at a range of $10 to $11 per share conditioned upon the Company negotiating exclusively with the Japanese firm. The Board invited J.P. Morgan Securities LLC (“J.P. Morgan”) to advise it on this proposal and to consider the request for exclusivity. On March 30, 2015 the Board engaged J.P. Morgan to solicit additional proposals from large US and foreign based firms that would have a potential interest in acquiring the Company for cash. J.P. Morgan assisted the Company in setting up a data room and contacted 14 strategic firms with substantial capital resources to gauge their interest in the Company. Of the 14, only one agreed to sign a confidentiality agreement and attended a management presentation, and it then declined to make a proposal. The Board declined the Japanese firm’s request for exclusivity and with the assistance of J.P. Morgan and outside counsel at Latham & Watkins LLP (“Latham & Watkins”), continued discussions with the Japanese firm, exchanged initial drafts of a merger agreement, and provided several management and diligence presentations. By mid-May 2015 the Japanese firm advised that it had decided not to undertake a significant acquisition in the US due to integration concerns, and ended negotiations with the Company. The discussion shifted to developing a deeper commercial relationship.

In July 2015 the Board heard a presentation from J.P. Morgan representatives as to opportunities to sell the Company to other prospective buyers and the state of the Ad Tech industry generally. J.P. Morgan noted that since 2012 there had been seven small IPOs of Ad Tech companies and that nearly all were trading significantly below their IPO price. While growth in the industry remained positive, it appeared that substantially all the revenue increase was enjoyed by a few very dominant firms that provided their own content, and that continued capital investment in software development and infrastructure was necessary just to retain a very small market share.

Following the Board’s regular meeting held on November 3, 2015 immediately following the Company’s 2015 Annual Meeting of Stockholders, and the Company’s earnings release on November 12, 2015 and its announcement of the acquisition of Point Roll, Inc., the Board held a special telephonic meeting on November 23, 2015 to discuss developments in the Company’s sales organization and further work needed with respect to corporate development. During this special meeting the Board appointed a Strategic Options Committee (later re-named the “Strategy Committee”) consisting of John Harris as Chair, Scott Ginsburg and Xavier Gutierrez. The Strategy Committee was charged with focusing on strategic options for the Company, including a possible sale or other business combination intended to achieve value for stockholders, and whether other opportunities existed for acquisitions to grow revenue given the Company’s limited capital resources. The Board met again on December 28, 2015 to approve a budget recommended by management for 2016. On February 11, 2016 the

Company announced its financial results for the year ended December 31, 2015, and forecasted revenues for 2016 to be between $182 million and $190 million, and Adjusted EBITDA for 2016 to be between $16 million and $18 million, assuming no negative foreign currency impact relative to the US dollar during the year. Cash generated from operations would go toward additional software development and integration of the Point Roll and other acquisitions.

On December 7, 2015, Neil Nguyen, the Company’s CEO, contacted a financial sponsor (“Sponsor B”), which held an investment in a global Ad Tech company, and had a conversation about reengaging in discussions regarding the potential combination of the businesses. Mr. Nguyen had held discussions with Sponsor B about a potential acquisition or merger with their portfolio company during the fall of 2013 and spring of 2014. On December 17, 2015, Mr. Nguyen held another telephonic call with the CEO of Sponsor B’s Ad Tech company regarding the potential combination of the businesses. On January 11, 2016, the two CEOs met at Sizmek’s office in Austin to review and further discuss the combination of the companies and operating plan. On February 23, 2016, the Company received a written preliminary proposal from Sponsor B, which held the investment in a global Ad Tech company, to acquire all of Sizmek’s outstanding shares within a range of $5.00 to $5.40 per share. This proposal was subject to financial, accounting, technical, legal and tax due diligence as well as customer interviews, and would require further approvals by Sponsor B and the board of directors of the London-based Ad Tech company. At the direction of the Strategy Committee, representatives of J.P. Morgan and Neil Nguyen, the Company’s CEO, contacted Sponsor B to gain further insight with respect to this proposal and the assumptions regarding potential synergies, including technology and platform integration assumptions that underlay the proposal.

On February 11, 2015, Mr. Harris and Mr. Gutierrez along with Mr. Nguyen and other members of management attended a meeting in New York with a major financial sponsor (“Sponsor C”) and its advisors that had expressed interest in potentially acquiring Sizmek. The management team provided a comprehensive management presentation to Sponsor C. The Strategy Committee held additional discussions and no formal proposal was presented to the Company.

In January 2016 the Strategy Committee conferred with J.P. Morgan representatives regarding re-initiation of a further sales process by contacting a number of strategic companies and financial sponsors to gauge their interest in acquiring the Company. Although the Board had engaged J.P. Morgan on an exclusive basis in March 2015 with respect to running a sales process, the Strategy Committee reached out to other nationally recognized investment banking firms for their views on the Ad Tech industry generally and the Company’s prospects over the near and long term.

In late December 2015 Mr. Ginsburg was contacted by an Israeli firm whose stock also traded on NASDAQ about a potential stock for stock merger in which the Company’s stockholders would own 40% of the combined enterprise. This firm had substantial debt due to other recent acquisitions and appeared to lack sufficient cash to organically grow its business. The Company and this firm signed a mutual confidentiality agreement on January 18, 2016 that contained a 12-month mutual standstill provision and exchanged some basic financial and operations data and attended each other’s management presentations. On February 10, 2016 advisors for the Israeli firm presented the Company with a 40%/60% stock for stock merger proposal that valued the Company at $3.59 per share based on the then market price of the Israeli firm’s shares. Discussions continued with this firm sporadically through the Spring and into the early Summer of 2016. On April 15, 2016 the Israeli firm proposed a $0.33 cash distribution per share to Sizmek stockholders in addition to 40% equity ownership of the combined enterprise, but based on the then stock price of the Israeli firm, even with the cash distribution the value of their latest proposal had dropped to $3.44 per Sizmek share. The Israeli firm also sought additional technology diligence of Sizmek but the Board decided that it did not want to share the Company’s confidential competitive information with a potential competitor absent a more attractive offer. The Israeli firm further required a minimum four week exclusivity period to proceed with its due diligence. During this time the price per share of the Israeli firm continued to decline, making a 40%/60% combination less and less attractive from a Sizmek stockholder point of view. The Board also considered the integration risks of the combination and the fact that the Israeli firm had just consummated a significant acquisition that it had yet to integrate with its historical operations. The Board noted a combination with the Israeli firm would result in increased scale in terms of overall revenues, but even with a merger the combined enterprise would remain a microcap stock with little prospect of a higher multiple of earnings and EBITDA than what Sizmek has realized since its spin-off from DG. The Company’s representatives suggested a potential 50%/50% combination but the Israeli firm’s board and management clearly wanted to remain in control. No drafts of a proposed merger agreement or related documentation were exchanged with this firm, and discussions gradually waned. The Company has received no in-bound interest from the Israeli firm since announcement of the Merger Agreement on August 3, 2016.

On March 8, 2016 the Board met with representatives of J.P. Morgan and Latham & Watkins to discuss the preliminary proposal from Sponsor B, as well as the ongoing sporadic discussions with the Israeli firm about a stock for stock merger. The Board discussed, in light of the work by the Strategy Committee and the interest by Sponsor B and the Israeli firm, having J.P. Morgan re-start the 2015 sales process. The Strategy Committee members and Mr. Nguyen reported on various contacts they had made with respect to Ad Tech industry players and financial sponsors having portfolio interests in the industry about starting discussions regarding a transaction involving the Company. Representatives of J.P. Morgan outlined a sales process by which they would contact again the parties who had been contacted during the 2015 sales process, including the Japanese customer firm that had decided not to pursue a US acquisition after negotiations with the Company. In addition, J.P. Morgan and Mr. Nguyen would identify and contact other Ad Tech peer firms, US internet and software peers, Asian internet players, possible telecom companies in the US and Asia, cable and social media players, marketing solution providers, and financial sponsors known to J.P. Morgan that may have an interest in investing in the Ad Tech industry.

On March 11, 2016, representatives of J.P. Morgan contacted Vector representatives to determine if Vector would be interested in receiving some non-public information regarding Sizmek and in making an initial proposal to buy the Company. Vector and Vector Capital Management L.P. were known by J.P. Morgan to have a portfolio company, Triton Digital LLC, that served the Ad Tech industry. J.P. Morgan and Mr. Nguyen believed Triton Digital was interested in expanding its investment in Ad Tech. Following the contact J.P. Morgan delivered to Vector a draft confidentiality agreement prepared by Latham & Watkins for use for the sales process. From March 11, 2016 to March 23, 2016 Vector’s counsel and Latham & Watkins negotiated the terms of the confidentiality agreement and on March 23 the Company and Vector Capital Management, L.P. executed the confidentiality agreement. The confidentiality agreement contained a 12-month standstill provision.

Much earlier, in September 2014, our former parent DG ran a strategic alternatives process with the assistance of Goldman Sachs and Latham & Watkins, to determine interest by financial sponsors and strategic companies to acquire all of DG, including its online segment. Representatives of Goldman Sachs invited Vector representatives to participate in this process. Vector signed a confidentiality agreement with DG in October 2012 and was provided access to non-public information regarding its online segment and its television and radio spot advertising delivery business. During October and November 2012 Vector evaluated a potential acquisition of DG, including participating in due diligence meetings and calls with DG’s management, including Messrs. Ginsburg and Nguyen. DG provided Vector with a draft merger agreement and instructions on how to bid in its process, but Vector ultimately declined to comment on the draft merger agreement and withdrew from the process in November 2012 without submitting any formal offers to acquire DG or any portion of its businesses.

On March 23, 2016 the Company and Sponsor B signed a confidentiality agreement that contained a12-month standstill provision. On March 24, 2016, Messrs. Nguyen and Harris, and J.P. Morgan representatives met with Sponsor B for a management presentation and to respond to Sponsor B’s requests for diligence information.

On March 31, 2016, Vector commenced due diligence by meeting with members of Sizmek’s management, including Messrs. Nguyen and Saunders, and attending their management presentation at J.P. Morgan offices in New York, New York.

By early April 2016, representatives of J.P. Morgan had contacted 26 strategic companies and ten financial sponsors (including Vector) regarding their interest in receiving non-public information regarding Sizmek together with a management presentation, and possibly bidding to acquire the Company. Of these 36 parties, only six requested access to non-public information, and only four signed confidentiality agreements. Of the four, only three attended a management presentation, including Vector. All of the other parties expressed no interest, and none of these parties expressed any in-bound interest after the Company announced the Merger Agreement with Vector on August 3, 2016.

On April 4, 2016, a J.P. Morgan representative contacted Vector to discuss the sale process that would include Vector and other potential bidders, and noted that a bid process letter would be forthcoming.

On April 5, 2016, J.P. Morgan distributed a bid process letter to Vector which requested that Vector submit a preliminary proposal for a transaction to acquire all of the outstanding shares of Sizmek by April 15, 2016.

On April 15, 2016, Vector submitted a preliminary non-binding bid letter to J.P. Morgan proposing to acquire all of the outstanding shares of Sizmek for $4.00 per share subject to, among other conditions, the completion of due diligence.

On April 18, 2016, the Board held a telephonic meeting with representatives of J.P. Morgan and Latham & Watkins. During the meeting the J.P. Morgan representatives reviewed each of the contacts they had made with strategic companies and financial sponsors, and the feedback they had received regarding the very low interest in investing in an Ad Tech company of small scale given the looming competition from Google and Facebook and the rapid technological changes and software developments with respect to mobile and digital communications throughout the world. Management and J.P. Morgan confirmed that they had reached out to the Japanese firm that had expressed interest in Sizmek in April 2015, and had been advised this firm was still not interested in an acquisition of a US based company. J.P. Morgan also reviewed with the Board management’s business plan for the Company based on organic growth and further development on the Sizmek integrated ad management platform and the continuous investment that would be required to keep the platform and Sizmek’s services competitive with new features and offerings by much larger platforms and apps developed by point solution providers. The J.P. Morgan representatives observed that the extent to which the Company’s business plan and product development can be achieved is the critical driver of the Company’s overall intrinsic value, and that risks and sensitivities to overall EBITDA performance and EBITDA margins through at least 2019 created great uncertainties for parties wishing to bid on any acquisition of Sizmek.

During the April 18, 2016 meeting the Board also heard feedback from J.P. Morgan representatives and Mr. Nguyen on the due diligence activities by and the management presentation to Sponsor B. On April 18, 2016, Sponsor B provided a new preliminary written proposal to acquire the Company to a range of $4.50 to $5.00 per share, and advised that it would require extensive technology and software diligence using outside consultants and representatives from its portfolio company to proceed with an offer. Sponsor B also advised that it wanted to review detailed sales data on key customers as part of its preliminary due diligence before proceeding with an offer and negotiations on a formal agreement. Later, during a further Board meeting on April 28, 2016, the Board expressed concern with allowing extensive diligence on its software by a competitor, and with granting access to customer by customer sales data before an agreement is ready to be signed. The J.P. Morgan representatives and management observed that the diligence required by Sponsor B and its portfolio company presented the greatest competitive risk to the Company should the Company remain independent once the sales process was completed. The Board also reviewed the status of the discussions with the Israeli firm and its previous proposal for a stock for stock merger, and concluded that any upside with such a merger was very unclear and contained substantial integration and performance risks, and that an all cash transaction would likely be substantially more attractive to the Company’s stockholders.

On April 25, 2016, representatives of J.P. Morgan invited Vector to participate in the second round of the sale process, but J.P. Morgan noted to Vector that, as it continues to evaluate a potential transaction, Vector would need to find more value and increase its bid in the second round. J.P. Morgan further invited Sponsor B to participate in the second round.

On April 26, 2016, Mr. Nguyen and J.P. Morgan representatives met with representatives of Vector in San Francisco, California to discuss Sizmek’s business.

On April 28, 2016 the Board held a telephonic meeting with representatives of J.P. Morgan and Latham & Watkins. The Board discussed the status of diligence activities by Vector and by Sponsor B, and again reviewed the sporadic discussions with the Israeli firm. The Board instructed J.P. Morgan to continue regular contacts with Vector and with Sponsor B, and decided to keep the Israeli firm in the process in order to maintain competitive tension should one of the financial sponsors decide to withdraw. The Board authorized J.P. Morgan to give further bidding instructions to the parties and to open a virtual data room to the parties by early May.

Later in the day on April, 28, 2016, Mr. Nguyen and J.P. Morgan representatives met with representatives of Vector and Neal Schore, the Chief Executive Officer of Triton Digital, Vector’s portfolio company, in Calistoga, California for an in-person due diligence session.

On May 3, 2016, Sizmek provided Vector and Sponsor B and their representatives with access to a virtual data room that contained financial and operational information about Sizmek.

On May 6, 2016 and May 11, 2016, representatives of Vector and Sizmek management met telephonically to discuss due diligence matters.

On May 15, 2016, Vector submitted a non-binding bid letter proposing to acquire all of the outstanding shares of Sizmek for $4.50 per share subject to, among other conditions, confirmatory due diligence and negotiation of a merger agreement. The bid letter included Vector’s request for a four-week period, subject to extensions, during which Sizmek would negotiate exclusively with Vector.

On May 17, 2016 the Board held a further telephonic meeting with representatives of J.P. Morgan and Latham & Watkins to review the non-binding bid letter from Vector and the status of diligence activities and discussions with Sponsor B. J.P. Morgan noted that Sponsor B latest bid was in a range of $4.50 to $5.00 per share with respect to its proposal, and was not requesting exclusivity yet with Sizmek, but that it was still expecting to perform extensive diligence on the Sizmek MDX software platform and was insisting on access to customer sales data to re-affirm its bid. Sponsor B had not made it clear whether its bid would be subject to a financing contingency even though in response to diligence questions it had suggested that before finalizing any bid it would want to line up debt financing. The Board also received a further presentation regarding the Israeli firm’s proposal for a stock for stock merger and the synergies the Israeli firm believed could be achieved by such a merger. The Board reviewed Vector’s demand for exclusivity with its advisors, and discussed the risk that granting exclusivity to any party could cause the other parties to withdraw. After discussion, the Board instructed J.P. Morgan to get a little more time from Vector and to see if it would increase its bid up to $5.00 per share in exchange for a four week exclusivity period.

On May 19, 2016, Company management, including Messrs. Nguyen and Saunders, attended a telephonic due diligence meeting with Sponsor B. Following that meeting management provided Sponsor B with most of the customer sales data it was requesting on a no-names basis.

During the week of May 23, 2016, J.P. Morgan and Vector negotiated the purchase price and discussed Vector’s request for exclusivity. J.P. Morgan informed Vector that Sizmek would not be willing to enter exclusivity at a price below $4.75 per share.

On May 25, 2016 the Board held a telephonic meeting with representatives of J.P. Morgan and Latham & Watkins. J.P. Morgan reported on its negotiations with Vector and advised that in its view Vector would not bid more than $4.75 per share and that there is a risk Vector will withdraw unless it is provided with an exclusive period to complete its diligence and negotiate a definitive merger agreement. J.P. Morgan advised that Sponsor B remained unable to firm up its bid to as high as $5.00, and probably remained at the low end of its range of $4.50 per share. Although Sponsor B had received most of the customer diligence it was requesting, it still was requiring extensive technical due diligence that posed competitive risks to the Company should Sponsor B and its Ad Tech portfolio company drop out of the process after developing a thorough understanding of the Sizmek software platform. The Board was also advised that the Israeli firm was offering to increase a cash distribution to Sizmek stockholders to approximately $1.00 per share with a 40%/60% stock for stock combination, but would require approval of its own stockholders and a follow on equity offering to raise capital and allow insider founders of the Israeli firm to sell some shares before the Sizmek stockholders would achieve full liquidity for their shares in the combined enterprise. With respect to the Israeli firm’s latest proposal, Latham & Watkins advised that such a follow on equity condition could pose substantial risk and that any final closing with that firm could take many months after signing a definitive agreement.

The Board reviewed its strategic options with its advisors. A representative of Latham & Watkins advised the Board as to its fiduciary responsibilities under Delaware law in considering any transaction involving a change in control of the Company, including the sale of all of the Company’s outstanding shares for cash and the granting of exclusivity with respect to negotiations involving any sale of the Company. The Board instructed J.P. Morgan representatives to advise Vector that it required a formal letter of intent to acquire the Company at $4.75 per share before considering its exclusivity request, and to advise Sponsor B that the Company was turning in a different direction if Sponsor B did not firm up its bid in a formal letter of intent. The Board determined that the Israeli firm also needed to provide a detailed letter of intent with respect to its latest proposal of a $1.00 cash distribution and the conditions attendant to that proposal.

On May 26, 2016 the Board held a further telephonic meeting with representatives of J.P. Morgan and Latham & Watkins. J.P. Morgan advised that Sponsor B was unwilling to firm up its bid in a formal letter of intent and was seeking additional diligence on customer sales data, as well as technology diligence. The Board heard a further presentation on the possible synergies of a merger with the Israeli firm, but noted that the value of the latest proposal of a $1.00 cash distribution to Sizmek stockholders totaled to only $3.51 per share due to the continued decline in the market price of the Israeli firm. The Board discussed again Vector’s demand for a four week exclusivity period with its offer of $4.75 per share, subject to final due diligence, and determined to require Vector re-confirm its offer at the end of a two week exclusivity period in order to extend exclusivity for an additional two weeks.

On May 31, 2016, Vector submitted a non-binding bid proposing to acquire all of the outstanding shares of Sizmek for $4.75 per share, conditioned on Sizmek agreeing to a four-week period, subject to extensions, during which Sizmek would negotiate exclusively with Vector, provided that Vector reaffirm the proposed purchase price after the first two weeks of such period. Sizmek agreed to the exclusivity period starting May 31, 2016, subject to Vector reaffirming the proposed purchase price after two weeks.

On June 8, 2016, Sizmek’s counsel at Latham & Watkins distributed a draft merger agreement setting forth an all cash tender offer transaction structure followed by a merger to cash-out un-tendered shares at the offer price, with no financing condition, to Vector’s counsel at Kirkland & Ellis LLP (“Kirkland”).

On June 9 and 10, 2016, members of Sizmek’s management team, including Messrs. Nguyen and Sanders, met with representatives of Vector and J.P. Morgan in New York, New York to conduct in-person due diligence meetings.

On June 13, 2016, in accordance with the exclusivity agreement between the parties, Vector reaffirmed its interest in acquiring all of the outstanding shares of Sizmek for $4.75 per share, subject to its completion of ongoing due diligence, including financial, operational, accounting and legal due diligence.

On June 14, 2016, Vector met in-person with Sizmek’s management team, including Messrs. Nguyen and Sanders, and J.P. Morgan representatives at Sizmek’s headquarters in Austin, Texas to discuss Sizmek’s cost structure and business strategy.

On June 16, 2016 the Board held a telephonic meeting with representatives of J.P. Morgan and Latham & Watkins to hear an update on Vector’s due diligence activities and to discuss Vector’s re-affirmation to proceed with a transaction at $4.75 per share subject to continued due diligence. J.P. Morgan representatives reported on further diligence requests from Vector and its advisors, and noted that Vector’s accounting advisors would be performing financial and accounting control diligence during the week of June 20, 2016.

On June 17, 2016, Kirkland distributed a revised draft of the merger agreement to Latham & Watkins.

On June 22, 2016, Vector, Mr. Harris, Board Chair, and J.P. Morgan representatives met telephonically to discuss Vector’s continued interest in a potential transaction.

On June 23, 2016, Latham & Watkins distributed a revised draft of the merger agreement to Kirkland.

On June 27, 2016, representatives of Vector and J.P. Morgan met telephonically, and Vector indicated that its identification and analysis of certain items during the course of Vector’s accounting due diligence would require Vector to lower its bid for all of the outstanding shares of Sizmek, likely by more than $1.02 per share.

On June 28, 2016 the Board held a telephonic meeting with representatives of J.P. Morgan and Latham & Watkins. J.P. Morgan reported that Vector was lowering its proposed offer from $4.75 to $3.50 per share if it was able to arrange debt financing to acquire all of the outstanding shares of the Company, or to $3.25 per share if it was unable to arrange financing. Vector had provided J.P. Morgan with a three page presentation discussing various diligence items as a basis for lowering its offer price by a minimum of $1.02 per share, which J.P. Morgan shared with the Board. The additional decrease in the offer price to $3.50 was detailed on one page of the presentation and was related to diligence findings being different from assumptions related to revenue stability, cost optimization and required technology investment. After reviewing the diligence items, the Company’s second quarter performance, current market conditions and the recent Brexit vote, and discussing strategy with its advisors, the Board instructed J.P. Morgan to find out if Vector would sign a deal at $4.00 per share not subject to financing, and with a go shop right for the Company to solicit a higher price from other potential bidders. The Board determined to not extend exclusivity with Vector after July 1, 2016, should Vector ask, and further instructed J.P. Morgan to contact Sponsor B after July 1 to determine if it was still interested in a transaction with the Company. The Board also discussed the possibility of approaching again the Israeli firm, but noted the continuing decline in that firm’s stock price.

On July 6, 2016, representatives of Vector and J.P. Morgan met telephonically to discuss the items that Vector had identified during its accounting due diligence, and J.P. Morgan presented Sizmek’s views with respect to such items. J.P. Morgan subsequently requested that Vector submit a revised bid reflecting Vector’s latest proposal to acquire all of the outstanding shares of Sizmek.

On July 12, 2016, Vector submitted a non-binding bid to acquire all of the outstanding shares of Sizmek for $3.40 per share subject to, among other conditions, confirmatory due diligence and negotiation of a mutually satisfactory merger agreement.

On July 13, 2016, the Board held a telephonic meeting with representatives of J.P. Morgan and Latham & Watkins. J.P. Morgan reported on its discussions with Vector and its latest offer of $3.40 per share. J.P. Morgan also noted that there was no inbound interest from Sponsor B in renewing discussions with the Company. J.P. Morgan reviewed with the Board its outreach process in contacting numerous strategic companies and financial sponsors since March 2016 and its efforts as to a similar process in the spring of 2015. Mr. Ginsburg reported that he had heard further from the Israeli company that expressed an interest in a 50%/50% stock for stock merger without any cash distribution to Sizmek stockholders but that any such deal would require extensive diligence on the Company’s part with respect to the Israeli firm’s business, technology and prospects. The Board determined to reject the latest offer from Vector at $3.40 per share and instructed J.P. Morgan to cut off Vector’s access to its virtual data room and to advise Vector the Company was no longer interested in further discussions with Vector.

On July 13, 2016, representatives of J.P. Morgan contacted Vector to inform Vector that its last proposal of $3.40 per share was not acceptable to the Board of Sizmek and that Sizmek had decided to terminate discussions with Vector regarding a potential transaction.

On July 14, 2016, a representative of Vector contacted Mr. Ginsburg telephonically and by email to express Vector’s continued interest in a potential transaction and suggested a principal to principal discussion. Mr. Ginsburg indicated that Sizmek would consider a revised proposal from Vector, but such proposal would have to be significantly higher than Vector’s prior bid of $3.40 per share. In a further discussion with Mr. Ginsburg, a representative of Vector indicated that Vector would propose up to $3.75 per share.

The Strategy Committee of the Board met telephonically with representatives of Latham & Watkins on July 16, 2016, and Mr. Ginsburg reported on his contact from Vector. The Strategy Committee determined that Mr. Ginsburg should go back to Vector and reject the proposed $3.75 offer, and see if Vector would increase its proposal up to $4.00 per share. Mr. Ginsburg subsequently contacted Vector and rejected the $3.75 per share proposal on behalf of the Strategy Committee. Following further discussions between a representative of Vector and Mr. Ginsburg, the representative of Vector indicated that Vector would be prepared to make an all cash, unconditional offer at $3.90 per share subject to final negotiations on the draft merger agreement. The representative of Vector also indicated that Vector would agree to a specific performance provision in the merger agreement.

On July 22, 2016, Vector submitted a non-binding proposal to acquire all of the outstanding shares of Sizmek for $3.90 per share.

On July 26, 2016 the Board held a telephonic meeting with representatives of J.P. Morgan and Latham & Watkins. During the meeting the Board reviewed the Company’s second quarter financial results and a draft of its quarterly report on Form 10-Q. The Board also heard a report from its Audit Committee that due to the continued weakness in the Company’s stock price the Company will be conducting an analysis of whether its goodwill and related intangible assets have been impaired, which may require a further write down of those line items on its balance sheet at the end of the third quarter or by year-end. The Strategy Committee reported to the Board as to Vector’s latest proposal at $3.90 per share. The Board discussed the risks of the current business plan, including the possibility of a reduction in EBITDA margins due to additional investment required to remain competitive from a technological standpoint or overall price competition in the Ad Tech industry. After further discussion, the Board authorized Latham & Watkins to proceed with negotiating a definitive merger agreement with Vector’s counsel, including related documentation consisting of a tender and voting agreement, an equity commitment letter and a limited guarantee. During the meeting Mr. Gutierrez expressed the view that $3.90 per share undervalued the Company’s prospects over the long term, and advised that he would vote against any deal at that price.

From July 23, 2016 to August 2, 2016, Vector and its representatives continued its confirmatory due diligence, including due diligence sessions with Sizmek’s management.

On July 27, 2016, Kirkland distributed a revised draft of the merger agreement to Latham & Watkins. The draft merger agreement provided for a termination fee equal to 3.75% of the equity value of the transaction if Sizmek elected to terminate the Vector transaction to accept a superior proposal from another bidder, a closing condition requiring a minimum amount of cash on hand and a closing condition with respect to the number of shares of Sizmek subject to demands for appraisal. Kirkland’s revised draft of the merger agreement included a specific performance provision, but did not provide for a “go shop” period during which Sizmek would be permitted to actively solicit competing proposals after the signing of the merger agreement. Kirkland’s draft also proposed an expense reimbursement provision to Vector’s benefit should the conditions to the tender offer not be satisfied. Also on July 27, 2016, Kirkland distributed drafts of a tender and voting agreement, an equity commitment letter and a limited guarantee customary for a transaction of this type. Vector proposed that Messrs. Ginsburg and Nguyen, as well as Meruelo Investment Partners LLC and the Alex Meruelo Living Trust (the “Meruelo Parties”), significant Sizmek stockholders with a designee on the Board of Sizmek, would each execute tender and voting agreements. Representatives of Latham & Watkins and Kirkland participated in several conferences to negotiate the terms of the limited guarantee and equity commitment letter and exchanged several drafts before finalizing those agreements.

On July 28, 2016, Latham & Watkins contacted Kirkland to negotiate the terms of the merger agreement. The issues raised by Latham & Watkins included, among others, a proposed termination fee equal to 2.75% of the equity value of the transaction if Sizmek elected to terminate the Vector transaction to accept a superior proposal from another bidder, removal of or edits to the closing condition requiring a minimum amount of cash on hand, the exclusion of any demands for appraisal with respect to the shares held by the Meruelo Parties and Mr. Gutierrez in determining the satisfaction of the appraisal rights condition to closing, and the addition of a “go shop” period during which Sizmek would be permitted to actively solicit competing proposals after the signing of the merger agreement. Latham & Watkins also informed Kirkland that Messrs. Ginsburg and Nguyen intended to execute the tender and voting agreements, but the Meruelo Parties would not be executing a tender and voting agreement, and the Meruelo Parties’ board designee, Mr. Gutierrez, would be voting against the Vector transaction in his capacity as a director of Sizmek.

On July 29, 2016, Kirkland responded to Latham & Watkins with Vector’s position on many of the issues raised by Latham & Watkins the prior day, and on July 30, 2016, Kirkland distributed a revised draft of the merger agreement to Latham & Watkins.

From July 30, 2016 to August 2, 2016, representatives of Vector, Sizmek, J.P. Morgan, Latham & Watkins and Kirkland negotiated the remaining open issues in the merger agreement, and Latham & Watkins and Kirkland exchanged multiple drafts of the merger agreement. In connection with such negotiations, the parties agreed to a proposed termination fee equal to 3.50% of the equity value of the transaction, an expense reimbursement provision to Vector’s benefit of $2 million should conditions to the tender offer not be satisfied, inclusion of a closing condition requiring a minimum amount of cash on hand, the exclusion of any demands for appraisal with respect to the shares held by the Meruelo Parties and Mr. Gutierrez in determining the satisfaction of the appraisal rights condition to closing, and the inclusion of a “go shop” period lasting 30 calendar days during which Sizmek would be permitted to actively solicit competing proposals after the signing of the merger agreement.

On August 1, 2016 and August 2, 2016, Latham & Watkins and Kirkland exchanged drafts of the form of tender and voting agreement. Sizmek proposed that in addition to the tender and voting agreement terminating by its terms upon the termination of the merger agreement, the tender and voting agreement should also terminate upon an adverse recommendation change by the Sizmek Board with respect to the Vector transaction. Vector agreed to Sizmek’s proposal and the parties finalized the form of the tender and voting agreement to be executed by Messrs. Ginsburg and Nguyen.

On July 28, 2016 and again on July 30, 2016 the Strategy Committee met with representatives of Latham & Watkins and J.P. Morgan for an update on the negotiations with Vector and Kirkland concerning the merger agreement and related documentation. The Strategy Committee provided guidance to Latham & Watkins on the open terms, including the amount of cash on hand that would be required with respect to a closing and the terms of the Equity Commitment Letter and the Limited Guarantee from Vector.

On August 1, 2016 the Board held a telephonic meeting with representatives of J.P. Morgan and Latham & Watkins to hear an update on the negotiations with Vector and Kirkland, as well as on the guidance provided by the Strategy Committee. Latham & Watkins provided the Board with the latest draft of the merger agreement and related documents. The Board discussed the timing of signing the merger agreement, and whether the Company should release its second quarter earnings a day or two before signing and announcing the transaction with Vector. The Company had previously announced that it planned to release earnings and conduct an investor call late afternoon on August 3, 2016 before negotiations had fully resumed with Vector. The Board noted that management had provided full year guidance on revenue and adjusted EBITDA to the market on February 11, 2016, and reaffirmed that guidance in its first quarter earnings release on May 10, 2016. The second quarter results remained consistent with that guidance and no further guidance would be provided, meaning that the release of the second quarter earnings would not likely lead to a significant increase or change in the Company’s stock price. Mr. Gutierrez noted that he disagreed with this view, and that the Company should announce second quarter earnings before proceeding to sign an agreement with Vector. Given the pace of the negotiations with Vector, and that there remained some risk Vector could decide to withdraw or change its offer price again, the Board determined, with Mr. Gutierrez dissenting, to proceed with targeting a signing of the merger agreement and announcement of the transaction by no later than the morning of August 3, 2016.

On August 2, 2016, representatives of Vector, Sizmek, Latham & Watkins and Kirkland finalized the terms of the Merger Agreement, the Equity Commitment Letter and the Limited Guarantee.

On August 2, 2016, J.P. Morgan circulated a draft fairness opinion to Latham & Watkins and distributed a slide deck explaining the analysis conducted by J.P. Morgan to the Board. Latham & Watkins circulated the final drafts of the merger agreement and related documents to the Board along with a written summary of the merger agreement and draft board resolutions, and management circulated a draft press release and communications to the Company’s employees.

During the early evening of August 2, 2016 the Board met with representatives of J.P. Morgan and Latham & Watkins and heard final updates from its advisors. J.P. Morgan reviewed with the Board its financial analysis of the consideration provided for in the Merger Agreement and delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated August 3, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to the holders of the Company Common Stock in the proposed Merger, was fair, from a financial point of view, to such holders, as more fully described below in the section “Opinion of the Company’s Financial Advisor” beginning on page 26 of this Schedule 14d-9. A Latham & Watkins representative advised the Board again as to its fiduciary duties under Delaware law with respect to the approval of the final Merger Agreement and related documentation, and the recommendation to stockholders to tender their shares in connection with the contemplated tender offer by Vector. The Board noted that management had no arrangements with Vector as to their future employment or compensation with the Company apart from the existing arrangements that had been in place with the Company before the Board undertook the initial sales process in 2015, and that no success or retention bonuses were offered or granted to Messrs. Nguyen or Saunders with respect to the Vector transaction. Following deliberations, the Board approved the Merger Agreement and the recommendation to stockholders, with Mr. Gutierrez dissenting and Mr. Nguyen abstaining as the Company’s CEO. Mr. Nguyen advised the Board that he would sign the Tender and Voting Agreement and tender his Shares in the Offer. The Board then discussed the go shop provision of the Merger Agreement, and determined that the Strategy Committee would continue its efforts along with the assistance of J.P. Morgan to solicit potential parties who might offer a price greater than $3.90 to acquire all of the outstanding stock of the Company. Because Mr. Gutierrez dissented from approving the Merger Agreement, the Board appointed a Transaction Committee consisting of Mr. Harris as chair, and Messrs. Ginsburg, Moore and Nguyen, to oversee communications with stockholders following announcement of the Vector transaction.

On August 3, 2016, the parties executed the Merger Agreement and the appropriate parties executed and delivered the Equity Commitment Letter, the Limited Guarantee and the Tender Agreements, and before the opening of trading on the NASDAQ Global Select Market on August 3, 2016, Vector and Sizmek issued a joint press release announcing the execution of the Merger Agreement.

Following announcement of the Merger Agreement representatives from J.P. Morgan contacted all parties that had previously signed confidentiality agreements as well as other parties that it had contacted in March and April 2016 to advise them of the Vector transaction and to ask whether they would have any interest in making an offer to acquire the Company. Sponsor B advised that it had no interest, and the Japanese firm that had expressed an interest in April 2015 similarly advised it had no interest. The Israeli firm did not respond to the Strategy Committee’s inquires.

On August 9, 2016, Mr. Nguyen received an unsolicited non-binding preliminary from a Chinese Ad Tech firm to acquire all of the outstanding stock of Sizmek at $4.29 per share, subject to due diligence.

On August 9, 2016, the Strategy Committee met with representatives of J.P. Morgan and Latham & Watkins to discuss this non-binding proposal. The Committee instructed J.P. Morgan to conduct internal diligence on the Chinese firm and for Mr. Nguyen to reach out to the Chinese firm for further information as to its financial capacity to complete a transaction with the Company and whether it would require additional equity or debt financing. The Strategy Committee met again on August 10, 2016 with its advisors and heard a report from J.P. Morgan on what its Chinese investment bankers knew about the firm. On August 15, 2016 a representative of Latham & Watkins was contacted by counsel for the Chinese firm to discuss what documentation the Strategy Committee would like to see with respect to equity commitments by a “consortium” of investors along with the Chinese firm in support of its non-binding proposal. On August 18, 2016, the Company received an equity commitment from one of the investors in support of only a portion of the funds necessary to consummate a transaction to acquire Sizmek. On August 19, 2016 Mr. Nguyen advised the Chinese company that the Strategy Committee required further information to consider its non-binding proposal, including whether it would be willing to execute a merger agreement in the form signed by Vector, sources and uses of cash necessary to close a transaction, further binding equity commitments from the “consortium” investors, and approvals necessary to complete a transaction. Latham & Watkins advised the Strategy Committee that the Chinese company may determine that a pre-merger notification to the Committee on Foreign Investment in the United States (“CFIUS”) may be advisable before it proceeds with any acquisition of the Company, and if so a review by CFIUS could delay any transaction by at least three to four months. As of August 28, 2016 the Company has yet to hear back from the Chinese firm or its counsel with respect to its requests.

On August 29, 2016, Parent and Purchaser commenced the Offer.

For information on the Merger Agreement and the other agreements between Sizmek, Parent and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Parent and Purchaser,” Section 9—“Source and Amount of Funds,” and Section 11—“The Merger Agreement.”

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, the Board consulted with the Company’s senior management, Latham & Watkins and J.P. Morgan and considered and analyzed a wide and complex range of factors. The Board also consulted with Latham & Watkins regarding the Board’s fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, and the factors discussed below, the Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company’s stockholders and is fair to, and in the best interests of, the Company’s stockholders.

The Board believed the following material factors and benefits supported its majority determination (with one dissenting vote) and recommendation:

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Board considered the current and historical financial condition, results of operations and business of the Company as well as the Company’s prospects and risks if the Company were to remain an independent company. The Board discussed the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Company’s business and financial plans in the short- and long-term, the impact of general market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the price of the Company Common Stock. Among the potential risks identified by the Board were:

•	the continued dominance of the Ad Tech space by several large, well-capitalized competitors such as Google and Facebook;

•	the capital required to continue to evolve the Company’s MDX platform and product lines;

•	the Company’s balance sheet and stock price limitations make it difficult for the Company to continue to purchase additional Ad Tech companies to help grow revenue;

•	a discounted cash flow analysis of the Company’s business plan;

•	a consistent valuation range provided by interested parties;

•	a lack of interest from any major strategic purchasers;

•	the minimal impact from the Company’s stock buyback programs on the Company’s stock price;

•	the challenges of reaching and maintaining a positive cash flow position;

•	a lack of industry analyst interest in covering the stock;

•	the results of an extensive and thorough transaction process with a leading banker;

•	the risk and reward of continuing to operate the Company as an independent entity; and

•	the challenges of being a sub scale player in the Ad Tech industry.

•	Premium to Market Price. The Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders of the Company with the opportunity to receive a significant premium over the current and recent historical market price of the Shares. The Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represents:

•	A premium of 41.8% to the to closing price of Company Common Stock of $2.75 on August 1, 2016, the day prior to the Board’s meeting to approve the Merger Agreement;

•	A premium of 65.4% to the trailing 30-trading day volume weighted average price as of August 1, 2016; and

•	A premium of 54.3% to the trailing 90-trading day volume weighted average price as of August 1, 2016.

Although the data provided above by J.P. Morgan was based on the closing price as of August 1, 2016, the closing price of Company Common Stock on August 2, 2016 was $2.66 per Share, meaning that the Offer Price represented a larger premium than the figures noted above.

•	Certainty of Value. The Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans. The Board further noted that the Offer and the Merger were not subject to any financing conditions by Parent and Merger Subsidiary, and that the Equity Commitment Letter and Limited Guarantee (along with the Company’s right to seek specific performance of the Merger Agreement) provided substantial assurance of a successful all-cash closing.

•	Potential Strategic Alternatives. The Board considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Board also considered the possibility that Parent could withdraw its proposal if the Company delayed in proceeding with Parent’s Offer.

•

Fair Value. The Board believed that the Offer Price of $3.90 per Share represents fair value for the Shares, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, assets, liabilities and financial condition for the fiscal year ended December 31, 2015, quarterly period ended June 30, 2016, and projected results for the 2016 to 2025 fiscal years and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•	Negotiations with Parent and Terms of the Merger Agreement. The Board believed that the Offer Price of $3.90 per Share represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of its negotiations with Parent, as well as a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company. The Board believed, based on these negotiations and discussions, that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree. Terms of the Merger Agreement that support the Board’s belief include:

•	Go-Shop—the Merger Agreement contains a “go-shop” provision pursuant to which the Company retains the right to solicit, receive, evaluate, encourage and engage in discussions and negotiations with respect to alternative acquisition proposals from third parties, directly or through its representatives, through the 30th calendar day after the date of the Merger Agreement.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals—following the expiration of the go-shop period, the Merger Agreement permits the Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made an unsolicited and written acquisition proposal if the Board reasonably determines in good faith that such proposal constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and that the failure to take such actions would be inconsistent with its fiduciary duties.

•	Change of Recommendation—either in the event that the Company receives a Superior Proposal (as defined in the Merger Agreement), the Board has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend, modify or qualify, in a manner adverse to Parent, its recommendation to its stockholders of the Offer, provided that the Board may not make such an adverse recommendation change unless (i) the Company notifies Parent in writing at least two business days before the adverse recommendation change of its intention to take such action, and provides Parent with information relating to the Superior Proposal or (ii) the Board determines, after consultation with legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties and (iii) in the case of a Superior Proposal, such proposal did not result from a material breach by the Company of its non-solicitation and change-of-recommendation obligations. After delivering notice to Parent of the potential recommendation change, the Company must consider in good faith any revisions to the terms of the Merger Agreement made by Parent, and if such terms are revised, then the Board may not change its recommendation unless it again finds that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties.

•	Fiduciary Termination Right—the Board may terminate the Merger Agreement to accept a Superior Proposal if (i) the Company has complied with requirements set forth in the previous bullet and (ii) prior to such termination, the Company pays to Parent a termination fee of 3.50% of equity value, or approximately $4.25 million, without any obligation to reimburse Parent for its fees and expenses in connection with the Merger Agreement, which the Board believed was on the lower end of termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into a definitive agreement for a Superior Proposal or made an Adverse Recommendation Change.

•	Conditions to Consummation of the Offer and Merger; Likelihood of Closing—the fact that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions and the transactions contemplated by the Merger Agreement are reasonably likely to be consummated.

•	Extension of Offer Period—the fact that the Purchaser must extend the Offer for successive extension periods of 10 business days each (or any longer period as may be approved in advance by the

Company) if at any scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived (other than the Minimum Condition), which may not be waived by Purchaser), and must extend the Offer once (and for further extension periods, in its sole and absolute discretion) for an extension period of 10 business days if all conditions to the Offer other than the Minimum Condition have been met.

•	No Financing Condition—the representation of Parent and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•	Speed and Likelihood of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing tendering stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Business Reputation of Parent. The Board considered the business reputation, management and financial resources of Vector and Vector Capital Management L.P. The Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinion of the Company’s Financial Advisor. The Board considered the opinion of J.P. Morgan, delivered to the Board orally on August 2, 2016, and confirmed by delivery of a written opinion on August 3, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the consideration to be paid to the holders of the Company Common Stock in the proposed Merger was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of the Company’s Financial Advisor” beginning on page 26. The full text of the written opinion of J.P. Morgan, dated August 3, 2016 which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinions, is attached as Annex I.

•	Appraisal Rights. The Board considered the fact that the stockholders that do not tender their Shares in the Offer and who timely and properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company.

•	Stockholder Objection. The fact that the Company’s largest stockholder, Meruelo Investment Partners LLC and Mr. Gutierrez are of the view the Offer Price does not fairly value the Company.

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with customers, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and stock price, and the Company’s ability to attract and retain key management, sales and marketing and technical personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•	Timing Risks. the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes.

•	Potential Conflicts of Interest. The fact that certain of the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinion of the Company’s Financial Advisor

Pursuant to an engagement letter dated March 30, 2015 and amended June 20, 2016, the Company retained J.P. Morgan as its financial advisor in connection with the proposed Merger. J.P. Morgan delivered its written opinion to the Board, dated August 3, 2016, that, as of such date and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders of Company Common Stock in the proposed Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated August 3, 2016 which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex I to this Schedule 14d-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14d-9 is qualified in its entirety by reference to the full text of such opinion. Holders of the Company Common Stock are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the consideration to be paid in the Merger and did not address any other aspect of the Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Statement is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any holder of the Company Common Stock as to how such holder should vote with respect to the proposed Merger or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify and pursuant to its engagement letter with the Company, did not assume any obligation to undertake any such independent verification responsibility for any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Merger and other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company and the Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Company Common Stock in the proposed Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Merger, or any class of such persons relative to the consideration to be paid to the holders of the Company Common Stock in the Merger or with respect to the fairness of any such compensation.

The terms of the Merger Agreement were determined through arm’s length negotiations between the Company, the Parent and the Merger Subsidiary and the decision to enter into the Merger Agreement was solely that of the Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Board or the Company’s management with respect to the proposed Merger or the consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Board on August 2, 2016. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Board and contained in the presentation delivered to the Board on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples.

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to the business of the Company or aspects thereof. The companies selected by J.P. Morgan were as follows:

•	YuMe, Inc.

•	Tremor Video, Inc.

•	Perion Network Ltd.

•	Rocket Fuel Inc.

•	MaxPoint Interactive, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. However, certain of these companies may have characteristics that are materially different from those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect the Company.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (calculated as the market value of the company’s common stock on a fully diluted basis, plus any debt and minority interest, less unconsolidated investments and cash and cash equivalents) to the consensus equity research analyst estimate for the company’s net revenue for the years ending December 31, 2016 (the “2016E FV/net revenue”) and December 31, 2017 (the “2017E FV/net revenue”).

Based on the results of this analysis, J.P. Morgan selected (1) multiple reference ranges for 2016E FV/net revenue of 0.3x – 0.6x and (2) multiple reference ranges for 2017E FV/net revenue of 0.2x – 0.5x. After applying such ranges, respectively, to the projected net revenue of the Company for the years ending December 31, 2016 and December 31, 2017, in each case based on projections by the Company’s management, the analysis indicated an implied estimated range of equity values for the Company Common Stock, rounded to the nearest one tenth US dollar, of between $2.40 and $4.40 per share.

Discounted Cash Flow Analysis.

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for the Company Common Stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value”. The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow for this purpose represents EBITDA, less stock-based compensation, taxes, capital expenditures, increases in net working capital and deferred liabilities associated with prior acquisitions. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2016 through 2025 based upon financial projections prepared by the management of the Company through the period ending December 31, 2025. J.P. Morgan also calculated a range of terminal values of the Company at the end of the 10-year period ending December 31, 2025 by applying a perpetual growth rate ranging from 1.50% to 2.50% of the unlevered free cash flow of the Company during the final year of the 10-year period. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 11.5% to 13.5%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company.

The present value of the unlevered free cash flows and the range of terminal values were then adjusted for the Company’s June 30, 2016 quarter-end debt and cash balances to generate a range of estimated equity values.

Based on the foregoing, the discounted cash flow analysis indicated an implied estimated range of equity values for the Company Common Stock, rounded to the nearest one-tenth US dollar, of between $3.30 and $4.10 per share.

Miscellaneous.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

J.P. Morgan received a fee from the Company of $1 million for the delivery of its opinion, and the Company has agreed to pay J.P. Morgan an additional fee of $2 million upon the closing of the Merger. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or material commercial or investment banking relationships with the Company or the Parent. During such period, J.P. Morgan and its affiliates have acted as lead arranger and bookrunner on syndicated credit facilities of portfolio companies of the Parent that are unrelated to this Merger. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of such portfolio companies, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding Company Common Stock. During the two year period preceding delivery of its opinion ending on August 3, 2016, the aggregate fees received by J.P. Morgan from the Company were less than $0.1 million and from Vector Capital Management, L.P. and its affiliates were approximately $1.7 million, $1.6 million of which was paid by a company in which Vector was a minority investor. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or the Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Management Forecasts

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company has in the past provided annual guidance with respect to operating expenses and has from time to time provided updates to such guidance in connection with its quarterly financial reporting. The Company’s management also regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Board and J.P. Morgan forward-looking financial information for the fiscal years 2016 through 2025 based upon projections developed by the Company. These internal financial forecasts for the fiscal years 2016 through 2025 (the “Management Forecasts”) were reviewed by the Board and used by J.P. Morgan in connection with their opinion to the Board and related financial analyses. The Management Forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the Management Forecasts is set forth below.

The Management Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Management Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Management Forecasts do not comply with generally accepted accounting principles. The summary of the Management Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. These internal financial forecasts were made available by the Company to Parent and Purchaser for fiscal year 2016. The Management Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Management Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Management Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Management Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the Management Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company and J.P. Morgan or their respective affiliates, officers, directors, advisors or other representatives considered or consider the internal financial forecasts necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, J.P. Morgan, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these internal financial forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Management Forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of the Company, J.P. Morgan intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Management Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

$ expressed in millions

	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
Revenues	$197	$234	$272	$306	$339	$375	$277	$441	$462	$471
Less: cost of revenue	(85)	(102)	(122)	(146)	(169)	(194)	(218)	(239)	(254)	(259)
Gross profit	$111	$133	$150	$160	$169	$181	$192	$201	$208	$212
Less: operating expenses	(91)	(97)	(108)	(117)	(124)	(132)	(140)	(146)	(151)	(154)
Less: depreciation and amortization	(19)	(27)	(22)	(23)	(24)	(26)	(27)	(29)	(30)	(31)
Less: stock-based compensation	(5)	(5)	(5)	(6)	(6)	(7)	(7)	(7)	(8)	(8)

Operating Income (loss)	$(4)	$4	$14	$14	$16	$17	$18	$19	$20	$19

Cash flow items
Capitalized software	$(13)	$(16)	$(18)	$(20)	$(21)	$(23)	$(24)	$(25)	$(26)	$(27)
Capital expenditures	$(3)	$(4)	$(4)	$(5)	$(5)	$(5)	$(6)	$(6)	$(6)	$(6)
Change in net working capital	$(1)	$(5)	$(4)	$(3)	$(3)	$(3)	$(3)	$(2)	$(2)	$(1)
Acquisition related payment	$(10)	$—	$—	$—	$—	$—	$—	$—	$—	$—
Cash paid income taxes	$—	$—	$(3)	$(3)	$(3)	$(3)	$(4)	$(4)	$(4)	$(4)

Unlevered free cash flows (1)	$(10)	$6	$7	$7	$7	$8	$10	$11	$12	$13

(1)	Includes stock based compensation.

In addition, management forecasted that the Company’s expense with respect to media buy for fiscal 2016 would be $30 million and for fiscal 2017 would be $42 million.

Intent to Tender.

All of the Company’s executive officers and directors, with the exception of Mr. Gutierrez, currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, or affiliate acts in a fiduciary duty or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

In connection with J.P. Morgan’s services as the financial advisor to the Board, the Company has agreed to pay J.P. Morgan an aggregate fee of approximately $3.0 million, $1.0 million of which was payable upon the rendering of J.P. Morgan’s opinion and the remainder of which is payable contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse certain of J.P. Morgan’s expenses arising, and to indemnify J.P. Morgan against certain liabilities that may arise, out of J.P. Morgan’s engagement.

Additional information pertaining to the retention of J.P. Morgan by the Company in Item 4 under the heading “Background and Reasons for the Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, by any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (ii) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this paragraph.

Item 8.	Additional Information.

Named Executive Officer Golden Parachute Compensation.

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the employment agreements with the Company’s named executive officers. The table below describes the estimated potential payments to each of the Company’s named executive officers under the terms of their respective employment agreements and equity awards. The amounts shown reflect only the additional payments or benefits that a named executive officer would have received upon the occurrence of the involuntary termination of the executive’s employment by the Company without “cause” or his voluntary termination of employment for “good reason,” in each case, following a change in control of the Company. The amounts shown do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the closing of the Offer and the Merger, absent such a termination. Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, the Company has assumed:

•	a price per share of the Shares of $3.90, which is the Offer Price;

•	the closing of the Offer and the Merger on August 17, 2016; and

•	with respect to each named executive officer, a termination of employment by the executive for “good reason” or by the Company without “cause,” in each case, on August 17, 2016, in which case such executive would be entitled to receive each of the payments and benefits described in further detail below.

Golden Parachute Compensation

Name	Cash (1) ($)	Equity (2) ($)	Total ($)
Neil Nguyen	1,000,000	2,041,814	3,041,814
Ken Saunders	473,958	1,323,644	1,797,602

(1)

Under the employment agreements entered into with Mr. Nguyen and Mr. Saunders, cash severance would be payable in a lump sum on the 60th day following the named executive officer’s involuntary termination of employment by the Company without “cause” or his voluntary termination of employment for “good reason,” in each case, following a change in control (i.e., pursuant to a “double trigger” arrangement). In either such event, pursuant to the applicable employment agreement, the named executive officer will receive a cash severance payment equal to the sum of (i) 12 months of his base salary, plus (ii) an amount equal to 100% of his target bonus (or, for Mr. Saunders, an amount equal to a pro-rated target bonus) for the year of termination.

The following table quantifies the base salary severance and bonus component of severance included in the aggregate total reported in the column.

Name	Base Salary Severance	Target Bonus Component of Severance (Prorated for Mr. Saunders)
Neil Nguyen	$500,000	$500,000
Ken Saunders	$350,000	$123,958

(2)	Under the employment agreements entered into with Mr. Nguyen and Mr. Saunders, each named executive officer would be entitled to accelerated vesting of his unvested equity-based compensation pursuant to a “double trigger” arrangement (i.e., the occurrence of a change of control and such named executive officer’s qualifying termination as described in footnote (1) above).

Additionally, pursuant to the Merger Agreement, (i) each Company Option that is unexercised (a) shall vest in full and (b) by virtue of the Merger and without any action on the part of any holder of a Company Option, be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Shares subject to such Company Option immediately prior to the Effective Time and (2) the excess, if any, of the Offer Price less the exercise price per share of such Company Option, subject to any applicable withholding or other taxes required by applicable law to be withheld in accordance with the Merger Agreement; (ii) each Company RSU (a) shall automatically become fully vested and the restrictions thereon shall lapse, and (b) by virtue of the Merger and without any action on the part of any holder of any Company RSU, shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Shares subject to such Company RSU immediately prior to the Effective Time and (2) the Offer Price; and (iii) each Company Long-Term Overachievement Award will automatically terminate and be cancelled without payment of any consideration to the holder thereof by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Subsidiary, the Company or the holders thereof.

Amounts included in the “Equity” column in the table above, as they relate to payment for Company Options and Company RSUs are “single trigger” payments (closing of the Offer and the Merger) because they would be paid at the Effective Time, without regard to whether the named executive officer experiences a termination of employment.

The following table quantifies the value of the unvested Company Options and Company RSUs held by the named executive officers, assuming a price per Share equal to the Offer Price of $3.90, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). The value upon acceleration of the outstanding Company Options held by Mr. Nguyen and Mr. Saunders is zero, as the exercise prices of the outstanding Company Options held by each named executive officer exceed the Offer Price.

Name	Number of Unvested Stock Options	Value of Unvested Stock Options	Number of Restricted Stock Units	Value of Restricted Stock Units
Neil Nguyen	72,736	$0	523,542	$2,041,814
Ken Saunders	39,696	$0	339,396	$1,323,644

Narrative Disclosure to Named Executive Officer Golden Parachute Compensation Table

The Company has entered into employment agreements with each named executive officer, each of which provides for severance payments and benefits, including equity award acceleration, upon certain terminations of employment. For more information relating to these arrangements, see the description of such agreements in Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of the Company—Other Compensatory Arrangements with Executive Officers and Directors.”

Stockholder Approval Not Required.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) comply with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares in accordance with Section 262 of the DGCL.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THE BOARD HAS FIXED AUGUST 26, 2016 AS THE RECORD DATE FOR PURPOSES

OF DETERMINING THE COMPANY STOCKHOLDERS ENTITLED TO NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex II, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

If a stockholder wishes to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is August 29, 2016), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the surviving corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Sizmek Inc., 500 W. 5th Street, Suite 900, Austin, TX 78701, attention: Ken Saunders. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the surviving corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the surviving corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Company Share is less than the Offer Price.

Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the surviving corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the surviving corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the surviving corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 (including the Offer) for purposes of Section 203 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals.

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the agencies grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the Purchaser’s ultimate parent entity has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Merger Agreement provides that each of Parent and Purchaser, on the one hand, and the Company, on the other hand, will file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as soon as practicable after the date of the Merger Agreement (but in no event later than 10 business days after the date of the Merger Agreement), and the required waiting period with respect to the Offer will expire at 11:59 PM New York City time, fifteen (15) calendar days after such filings (if the fifteenth day falls on a holiday the waiting period will expire at 11:59 PM New York City time on the next business day), unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. Such filings were submitted by Parent and Purchaser and the Company on August 17, 2016. Accordingly, the fifteen-day waiting period will expire at 11:59 PM on September 1, 2016.

The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2015 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016 filed with the SEC.

Certain Litigation.

Following the announcement of the Merger Agreement, two putative stockholder class action complaints were filed. The first, captioned MSS 12-09 Trust v. Sizmek, Inc., Case No. CC-16-04043-D, was filed on August 11, 2016, in the County Court for Dallas County, Texas. The second, captioned Deltac v. Sizmek Inc., Case No. CC-16-04241-D, was filed on August 25, 2016, also in the County Court for Dallas County, Texas. Both Complaints name as defendants the Company, our board of directors, Parent and Merger Subsidiary. The plaintiffs allege that members of our board of directors breached their fiduciary duties by agreeing to sell the Company for inadequate consideration, and by utilizing deal protection measures that discouraged competing bids. The Complaints further allege that the Parent and Merger Subsidiary aided and abetted these alleged breaches. Additionally, the Deltac complaint alleges that the Company aided and abetted the alleged breaches. The plaintiffs seek injunctive relief, including to enjoin the Merger, rescission or rescissory damages in the event the Offer or Merger are consummated, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the allegations in the Complaints are without merit and intends to contest them vigorously.

Additional lawsuits may be filed against the Company, Parent, Merger Subsidiary and/or the directors of the Company in connection with the Merger.

Cautionary Note Regarding Forward-Looking Statements.

Statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include, without limitation, statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business, the Offer and the Merger. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption from the Offer or Merger on the Company’s business including its ability to develop and achieve commercial success for new online products and services and replace its existing Sizmek MDX platform with a new platform that is currently in development without experiencing service disruptions; the fact that the announcement and pendency of the Offer and Merger may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the effects of disruption caused by the Offer or Merger making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Merger Subsidiary and Parent in connection with the Offer.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 29, 2016 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on August 29, 2016 by Solomon Merger Subsidiary, Inc. and Solomon Holding, LLC (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the New York Times on August 29, 2016 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(2)(A)*	Letter to Stockholders of the Company, dated August 29, 2016, from Neil Nguyen, President, Chief Executive Officer and Director.

(a)(2)(B)*	Opinion of J.P. Morgan Securities LLC, dated August 3, 2016 (included as Annex I to this Schedule 14D-9).

(a)(5)(A)	Joint Press Release issued by the Company, Vector Solomon Holdings (Cayman), Ltd., Vector Capital IV, L.P., Vector Capital IV International, L.P. and Vector Entrepreneur Fund III, L.P. on August 29, 2016 (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(5)(B)	Press Release issued by the Company, dated August 3, 2016 (incorporated herein by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the SEC on August 3, 2016).

(a)(5)(C)	Communications from the Company to its employees entitled “Vector Capital to Acquire Sizmek—FAQ—Sizmek Employees” dated August 3, 2016 (incorporated herein by reference to the Company’s Schedule 14D-9 filed with the SEC on August 3, 2016).

Exhibit Number	Description

(a)(5)(D)	Communications from the Company to its clients entitled “Sizmek to be acquired by Vector Capital” dated August 3, 2016 (incorporated herein by reference to the Company’s Schedule 14D-9 filed with the SEC on August 3, 2016).

(a)(5)(E)	Communications from the Company to certain of its stockholders dated August 22, 2016 (incorporated herein by reference to the Company’s Schedule 14D-9 filed with the SEC on August 22, 2016).

(a)(5)(F)	Class Action Complaint dated August 11, 2016 (MSS 12-09 Trust v. Sizmek Inc., et al). (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(5)(G)	Class Action Complaint dated August 24, 2016 (William Deltac v. Sizmek Inc., et al). (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated August 3, 2016, by and among the Company, Solomon Holding, LLC and Solomon Merger Subsidiary, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on August 9, 2016).

(e)(2)	Confidentiality Agreement, dated March 23, 2016, between the Company and Vector Capital Management, L.P. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Form of Indemnity Agreement between the Company and certain directors and executive officers (incorporated herein by reference to Exhibit 10.5 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed with the SEC on December 23, 2013).

(e)(4)	Limited Guarantee, dated August 3, 2016, by Vector Capital IV, L.P. in favor of the Company (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 3, 2016).

(e)(5)	Equity Commitment Letter, dated as of August 3, 2016, from Vector Capital IV, L.P. to Solomon Holding, LLC (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

(e)(6)	Tender and Voting Agreement, dated August 3, 2016, by and among Solomon Holding, LLC, Solomon Merger Subsidiary, Inc. and Neil Nguyen (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 3, 2016).

(e)(7)	Tender and Voting Agreement, dated August 3, 2016, by and among Solomon Holding, LLC, Solomon Merger Subsidiary, Inc. and Scott Ginsburg (incorporated herein by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K of the Company filed with the SEC on August 3, 2016).

(e)(8)	Tender and Voting Agreement, dated August 3, 2016, by and among Solomon Holding, LLC, Solomon Merger Subsidiary, Inc. and Moon Doggie Family Partnership, L.P. (incorporated herein by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on August 3, 2016).

(e)(9)	Employment Agreement dated April 14, 2014 between the Company and Neil Nguyen (incorporated herein by reference to Exhibit 10.7 Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014).

(e)(10)	Employment Agreement dated October 7, 2014 between the Company and Kenneth Saunders (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2014).

(e)(11)	Sizmek Inc. 2014 Incentive Award Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on February 14, 2014).

Exhibit Number	Description

(e)(12)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014).

(e)(13)	Form of Performance-Based Restricted Stock Unit Grant Notice and Performance-Based Restricted Stock Unit Award Agreement (incorporated herein by reference Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014).

(e)(14)	Form of Stock Option Grant Notice and Stock Option Agreement (incorporated herein by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014).

(e)(15)	Form of Long-Term Overachievement Performance Award Grant Notice and Long-Term Overachievement Performance Award Agreement (incorporated herein by reference Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sizmek Inc.

By:	/s/ Neil H. Nguyen
Name: Neil H. Nguyen
Title: President and Chief Executive Officer

Dated: August 29, 2016

ANNEX I

August 3, 2016

The Board of Directors

Sizmek Inc.

500 W. 5th Street, Suite 900

Austin, TX 78701

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Sizmek Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of August 3, 2016 (the “Agreement”), among the Company, Solomon Holding, LLC (the “Acquiror”) and its wholly owned subsidiary, Solomon Merger Subsidiary, Inc. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $3.90 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates, will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement and will be consummated as described in the

Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror. During such period, we and our affiliates have acted as lead arranger and bookrunner on syndicated credit facilities of portfolio companies of the Acquiror that are unrelated to this Transaction. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of such portfolio companies, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of the Company. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.